Form N-8F

I	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☐	Merger

☒	Liquidation

☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Allmerica Securities Trust

3.	Securities and Exchange Commission File No.: 811-02338

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒	Initial Application ☐ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

440 Lincoln Street

Worcester, MA 01653

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Kenneth Holston, Esq.	Sheila B. St. Hilaire, Esq.
Ropes & Gray LLP	The Hanover Insurance Group
One International Place	440 Lincoln Street
Boston, MA 02110	Worcester, MA 01653
(617) 951-7847; or,	(508) 855-4194

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

Sheila B. St. Hilaire

The Hanover Insurance Group

440 Lincoln Street

Worcester, MA 01653

(508) 855-4194

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☐ Open-end	☒ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Massachusetts

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated.

Opus Investment Management, Inc.

440 Lincoln Street

Worcester, MA 01653

(508) 855-4194

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

13.	If the fund is a unit investment trust (“UIT”) provide:

(a) Depositor’s name(s) and address(es):	Not applicable
(b) Trustee’s name(s) and address(es):	Not applicable

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes	☒ No

If Yes, for each UIT state:

Name(s):

File No.:

Business Address:

15.	(a	)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

			☒ Yes	☐ No

 If Yes, state the date on which the board vote took place: April 13, 2006

 If No, explain:

(b	)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
		☐ Yes	☒ No

 If Yes, state the date on which the shareholder vote took place:

If No, explain:	The fund’s organizational documents authorize the Board of Trustees to liquidate the fund without obtaining shareholder approval.

II.	Distribution to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒ Yes	☐ No

(a)	If Yes, list the date(s) on which the fund made those distributions: May 12, 2006

(b)	Were the distributions made on the basis of net assets?

☒ Yes	☐ No

(c)	Were the distributions made pro rata based on share ownership?

☒ Yes	☐ No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐ Yes	☒ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☐ Yes	☒ No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒ Yes*	☐ No

*On May 12, 2006, the fund delivered to The Bank of New York, the fund’s paying agent, for distribution to shareholders of the fund, all of the assets of fund after the provision for all outstanding obligations, taxes, expenses relating to the liquidation of the fund and other liabilities, accrued or contingent. For shares of the fund held through book-entry, the liquidating distributions were paid automatically on May 12, 2006. Shareholders holding certificates representing their shares must surrender their share certificates to the paying agent in order to receive their liquidating distribution. Any liquidating distributions not claimed by a certificated shareholder will be escheated by the paying agent in accordance with the relevant state law. None of the fund assets delivered to The Bank of New York will be returned to the fund.

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes	☒ No*

*Please see the response to 18 above.

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☒ Yes*	☐ No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

* See the response to 18 above.

The fund has retained $132,102 in cash in a custodial account

(b)	Why has the fund retained the remaining assets?

For the provision of expenses relating to the liquidation of the fund and other liabilities, accrued or contingent.

(c)	Will the remaining assets be invested in securities?

☐ Yes	☒ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☒ Yes	☐ No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

Expenses in connection with the liquidation of the fund. See responses to 22 (a) below.

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

The fund will pay these outstanding debts and other liabilities in cash out of the custodial account. See responses to 20 (a) and (b) above.

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal Expenses: Approximately $74,000

(ii)	Accounting expenses: $0

(iii)	Other expenses (list and identify separately):

Paying Agent Expenses: Approximately $70,000

Custodial Account: Approximately $11,000

(iv)	Total expenses (sum of lines (i)-(iii) above): Approximately $155,000

(b) How were those expenses allocated? All expenses were allocated to the fund.

(c)	Who paid those expenses? The fund paid or will pay these expenses.

(d)	How did the fund pay for unamortized expenses (if any)? There were none.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes	☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐ Yes	☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes	☒ No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger:

(b) State the Investment Company Act file number of the fund surviving the Merger:

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Allmerica Securities Trust, (ii) she is the Secretary of Allmerica Securities Trust, and (iii) allactions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.

/s/ Sheila B, St. Hilaire
Title: Secretary